Shareholder Meeting Results (Unaudited)
iSHARES®, INC.

Two separate special meetings of shareholders of iShares, Inc. were held on November 4, 2009. The shareholder meetings for the iShares MSCI EMU, iShares MSCI Germany and iShares MSCI United Kingdom Index Funds were adjourned until November 19, 2009.  The shareholder meetings for the iShares MSCI EMU and iShares MSCI Germany Index Funds were subsequently adjourned until November 30, 2009 and on that date were further adjourned until December 22, 2009, at which time the shareholders approved the new advisory agreement. The proposals acted upon by shareholders at the special meetings and the results of the shareholder vote were as follows:

First Meeting

Shareholders of the Funds approved Proposals 1 and 2.

Proposal 1
To approve a new investment advisory agreement between the Company and Barclays Global Fund Advisors (“BGFA”), on behalf of each Fund, which took effect upon the consummation of the Barclays PLC binding agreement to sell its interest in BGFA and certain affiliated companies to BlackRock, Inc. (the “Transaction”).

iShares MSCI Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes *
Austria Investable Market	3,497,516	93,005	80,370	-
Belgium Investable Market	2,182,463	40,450	34,020	-
EMU	10,373,315	149,452	179,710	688,491
France	3,353,125	242,870	13,337	239,566
Germany	13,026,798	341,596	197,866	724,402
Italy	3,274,995	43,822	15,924	-
Netherlands Investable Market	1,867,181	32,246	76,547	236,317
Spain	3,514,487	43,597	48,613	-
Sweden	3,597,748	106,505	75,575	336,818
Switzerland	5,626,245	129,738	96,869	529,286
United Kingdom	22,567,350	690,495	78,297	1,539,301

Proposal 2
To approve a change in the classification of certain Funds’ investment objective from a fundamental investment policy to a non-fundamental investment policy.

iShares MSCI Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes *
EMU	9,540,710	578,282	583,485	688,491
France	3,307,631	283,906	17,795	239,566
Germany	12,707,049	656,577	202,634	724,402
Spain	3,480,067	69,077	57,553	-
Switzerland	5,316,048	288,586	248,218	529,286
United Kingdom	21,682,260	944,875	709,007	1,539,301

Second Meeting

This proposal was approved by the shareholders of the Company on November 4, 2009.  All nominees who previously served as Directors of the Company were re-elected and the term of their election commenced immediately.  Robert S. Kapito was newly elected as a Director to the Company and the term of his election took effect upon the consummation of the Transaction.

Proposal 1**
To elect a Board of Directors of the Company.

Independent Director	Votes For	Votes Withheld
George G.C. Parker	1,597,646,058	46,083,560
J. Darrell Duffie	1,517,311,684	126,417,934
Cecilia H. Herbert	1,599,757,544	43,972,074
Charles A. Hurty	1,599,463,459	44,266,159
John E. Kerrigan	1,599,938,757	43,790,861
John E. Martinez	1,599,890,206	43,839,412
Robert H. Silver	1,601,631,280	42,098,338

Interested Director	Votes For	Votes Withheld
Robert S. Kapito	1,600,119,598	43,610,020
Lee T. Kranefuss	1,117,041,744	526,687,874

*
Broker non-votes are proxies received by the Fund from brokers or nominees who did not receive instructions from the beneficial owner or other persons entitled to vote and who have no discretionary power to vote on a particular matter.  Broker non-votes have the effect of a vote against the proposal.

  **           Denotes Company-wide proposal and voting results.